UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42456

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INLIF LIMITED

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No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

In connection with the Annual General Meeting of Shareholders (the “Meeting”) of INLIF LIMITED, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the notice and proxy statement of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of the Meeting, dated May 22, 2025, to be mailed to shareholders of the Company in connection with the Meeting
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 22, 2025

INLIF LIMITED
By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer